As filed with the Securities and Exchange Commission on May 14, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Steadfast Income REIT, Inc.
(Name of Subject Company)

Steadfast Income REIT, Inc.
(Name of Person(s) Filing Statement)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
793848102
(CUSIP Number of Class of Securities)

Rodney F. Emery
Chief Executive Officer
Steadfast Income REIT, Inc.
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(949) 852-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Heath D. Linsky
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Coastal Realty Business Trust and MacKenzie Capital Management, LP (together, “Coastal Realty”), to purchase up to 4,000,000 shares of the outstanding common stock, par value $0.01 per share, of Steadfast Income REIT, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $6.00 per share (the “Offer Price”) in cash. As discussed below, the Board of Directors recommends that the stockholders reject the tender offer by Coastal Realty to purchase their shares of common stock.
Item 1. Subject Company Information.
(a) Name and Address. The name of the subject company is Steadfast Income REIT, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 18100 Von Karman Avenue, Suite 500, Irvine, California 92612, (949) 852-0700.
(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of March 10, 2015, there were 76,858,483 shares of the Company’s common stock outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Coastal Realty to purchase up to 4,000,000 Shares at a purchase price equal to $6.00 per share, subject to the conditions set forth in the Offer to Purchase dated May 7, 2015 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “Coastal Realty Offer”), as set forth in Coastal Realty’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2015 (the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of Coastal Realty are 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Coastal Realty and their respective executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III – Item 10. Directors, Executive Officers and Corporate Governance,” “Part III – Item 11. Executive Compensation,” “Part III – Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III – Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2015, as well as Note 8, Related Party Arrangements, to the Consolidated Financial Statements contained in the section entitled “Part IV – Item 15. Exhibits, Financial Statement Schedules” in the Annual Report, which information is incorporated herein by reference. The Annual Report was previously made available to all of the Company’s stockholders and is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.
(a) Recommendation. The information set forth in the letter to stockholders, dated May 14, 2015 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Coastal Realty Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Coastal Realty Offer.
Item 6. Interest in Securities of the Subject Company.
Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.
(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Coastal Realty Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.
(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Coastal Realty Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. (c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Coastal Realty Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I – Item 1A. Risk Factors” in the Company’s Annual Report (incorporated herein by reference). These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.
Item 9. Exhibits.
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEADFAST INCOME REIT, INC.

Date: May 14, 2015	/s/ Rodney F. Emery
Name: Rodney F. Emery
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Letter to Stockholders of the Company from Rodney F. Emery, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of May 14, 2015.

Exhibit (a)(1)

May 14, 2015
The Board of Directors recommends that you REJECT the Coastal Realty Offer and NOT tender your shares.
Dear Fellow Stockholder:

I am writing to alert you that a third party is making an unsolicited “tender offer” for your shares of Steadfast Income REIT, Inc. (the “Company”). You likely will receive a letter from them – Coastal Realty Business Trust and/or MacKenzie Capital Management (the “Offeror”) – in the next few days.

Our Company’s board of directors (the “Board”) believes this offer is an opportunistic attempt to obtain your shares at a low share price. We therefore recommend you ignore this offer.

As shown in your Steadfast account statement, the Company recently revalued its share price upward to $10.35, following a 2014 fiscal year in which revenues and net operating income increased significantly. Yet the Offeror is asking you to forfeit your future shareholder distributions and relinquish your stock at only $6.00 per share – a 42% discount to the Company’s current valuation.

In attempting to justify this low price, the Offeror references our briefly-suspended Share Repurchase Program. Please note, the Board in fact has reinstated the Share Repurchase Program. You can find more information regarding this program at http://www.steadfastreits.com/apartment-investor-information, under “SEC Filings” in the “8-K” filed May 14, 2015.

For more details regarding the “tender offer,” please see the attached Recommendation of Tender Offer Rejection, hereby incorporated into this letter.

Thank you for your investment in the Company and your ongoing support as we continue our efforts to maximize stockholder value. Should you have any questions, please feel free to contact our Investor Services Department at (888) 223-9951.

Sincerely,

Rodney F. Emery
Chairman and CEO
Steadfast Income REIT, Inc.

Recommendation of Tender Offer Rejection

Coastal Realty Business Trust and MacKenzie Capital Management, LP (together, “CMG”) have made an unsolicited tender offer to all of our stockholders (the “CMG Offer”). You may have already received Coastal Realty’s offer materials and may also have seen information on a Schedule TO filed by Coastal Realty with the Securities and Exchange Commission (the “SEC”) on May 7, 2015. Coastal Realty is offering to purchase up to an aggregate of 4,000,000 shares of the common stock (the “Shares”) of Steadfast Income REIT, Inc. (the “Company”) at a price of $6.00 per Share.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Coastal Realty Offer. As a result, the Board: (1) consulted with members of the Company’s management, Steadfast Income Advisor, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Coastal Realty Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that Coastal Realty is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.
The following are the material factors considered by the Board in evaluating the Coastal Realty Offer:
(i)    The Board believes that the Coastal Realty Offer represents an opportunistic attempt by Coastal Realty to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company's common stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT with a limited share repurchase program, there is a limited market for the Company's common stock, and there can be no certainty regarding the long-term value of the Company's common stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.
(ii)    Coastal Realty states that the Coastal Realty Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. To that end, Coastal Realty states that it arrived at the Coastal Realty Offer price by “applying a liquidity discount to the [Company’s] estimate of per share value” of $10.35 per share, and that Coastal Realty applied “such a discount with the intention of making a profit by holding on to the Shares until the [Company] is liquidated…” Therefore, Coastal Realty acknowledges that the offer price was established based on Coastal Realty’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iii)    Coastal Realty has engaged a depositary for the Coastal Realty Offer that is one of the purchasers, MacKenzie Capital Management, LP. As a result, there is no independent third party holding funds for Coastal Realty for payment of the Coastal Realty Offer price that can independently verify that such funds are available for payment, and Coastal Realty may have access to the Shares tendered by stockholders before all conditions to the Coastal Realty Offer have been satisfied and tendering holders have been paid.
(iv)    There is no guarantee that the Coastal Realty Offer can or will be completed as soon as Coastal Realty contemplates in its offer. The Coastal Realty Offer does not initially expire until June 19, 2015 and this date may be extended by Coastal Realty, subject to compliance with applicable securities laws, in its sole discretion.
(v)    Coastal Realty expressly reserves the right to amend the terms of the Coastal Realty Offer, including by decreasing the $6.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Coastal Realty Offer expires.
In summary, we believe the Coastal Realty Offer represents an attempt by Coastal Realty to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As stated by Coastal Realty in the Coastal Realty Offer, stockholders who tender their shares of the Company’s common stock “will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the [Company] from property operations or dispositions.” The Company currently pays distributions at an annualized dividend rate of 7%, assuming a purchase price of $10.24 per share. Stockholders who tender their shares pursuant to the Coastal Realty Offer would thus give up their rights to any dividends after the expiration of the Coastal Realty Offer.
In light of the foregoing factors, the Board recommends that the Company’s stockholders reject the Coastal Realty Offer. Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to Coastal Realty pursuant to the Coastal Realty Offer. The company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on May 14, 2015 (the “Schedule 14D-9”) in response to the Coastal Realty Offer. The Schedule 14D-9 provides some additional information. Please visit http://www.steadfastreits.com/apartment-investor-information if you would like to review the information included in the Schedule 14D-9.
The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Coastal Realty Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Coastal Realty Offer documents sent to you by Coastal Realty, as well as the Company’s publicly available annual, quarterly and other reports and the Schedule 14D-9 that the Company filed with the SEC on May 14, 2015, and consult with your own financial, tax and other advisors in evaluating the Coastal Realty Offer before deciding whether to tender your shares of the Company’s common stock.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

To accept the Coastal Realty Offer, follow the instructions in the Coastal Realty Offer materials. To reject the Coastal Realty Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the Coastal Realty Offer, you may withdraw your acceptance of the Coastal Realty Offer by notifying Coastal Realty at any time prior to the termination of the Coastal Realty Offer.
Should you have any questions or need further information about your options, please feel free to contact Steadfast Income REIT, Inc., 18100 Von Karman Avenue, Suite 500, Irvine, California 92612, Attention: Investor Services (telephone number: (888) 223-9951).

Steadfast Income REIT, Inc.

Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this letter that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to secure resident leases at favorable rental rates; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor, property manager and affiliates.